SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2003



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registran`t files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                      Form 40-F   X
              -----                           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes       No   X
        -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 16 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CP SHIPS LIMITED
                                               (Registrant)

Date:  29 October 2003
                                           By:  /s/ John K. Irving
                                              --------------------------------
                                              Name:   John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1  Press Release of CP Ships Limited "CP SHIPS OPERATING
      PROFIT UP 29% TO $44 MILLION IN THIRD QUARTER 2003",
      dated 29 October 2003                                               4

CP SHIPS                                  REGIONAL FOCUS o GLOBAL SCALE


                       CP SHIPS OPERATING PROFIT UP 29%
                     TO $44 MILLION IN THIRD QUARTER 2003


LONDON, UK (29th October 2003) CP Ships Limited today announced an unaudited operating income for third quarter 2003 of US $44 million, up from $34 million operating profit in third quarter 2002 and a $4 million improvement from $40 million in second quarter 2003. Basic earnings per share was $0.37 compared with $0.27 in third quarter 2002 and $0.32 in second quarter 2003. Net income at $33 million was up compared to $24 million in third quarter 2002 and up from $29 million in second quarter 2003.

"This quarter's operating profit is CP Ships' strongest since we went public in October 2001. Despite an increase in operating costs, it reflects our successful strategy as well as the continuing general improvement in industry conditions," said CP Ships CEO Ray Miles.

Volume at 554,000 teu was up 6% from third quarter last year and 11% excluding the Asia-Europe services, which were discontinued in early April. Average freight rates increased 11% from third quarter 2002 and 7% from second quarter 2003. EBITDA of $73 million was a quarterly record.

Despite the continuing strong volume and higher freight rates, operating and administrative costs increased compared with third quarter last year. The weaker US dollar continued to adversely affect costs despite hedging gains. Continuing high fuel prices and more expensive ship charter renewals offset ship network efficiencies achieved from the recently completed ship replacement program and schedule restructuring.

Operating income before exceptional items for the nine months ended 30th September 2003 was $82 million compared with $49 million in the same period last year. Stronger volume up 12%, higher freight rates up 7%, the positive effect of withdrawal from Asia-Europe, and lower ship network costs other than fuel were partly offset by the adverse effect of the weaker US dollar, higher fuel prices, and higher operating costs. Net income was $41 million compared with $29 million.

In July, CP Ships deployed two ice-strengthened ships into the Montreal Gateway trade, the newly built 4100 teu Canmar Spirit and the 2300 teu Cast Premier, thereby completing the current $800 million ship replacement program.

In August, CP Ships announced its agreement to the long-term charter of nine 4250 teu newly built containerships for a term of up to ten years. With the proportion of owned and long-term chartered ships currently at 63% of total capacity, these ships will further reduce reliance on the volatile and through the cycle, more expensive charter market. They will be delivered between late 2005 and early 2007 and with six similar 4100 teu ships already in the fleet this ship size will represent a core element of the long-term fleet required to service CP Ships' regional trades.

The ship fleet was 88 ships on 30th September, up from 86 on 30th June.

Outlook

Fourth quarter operating income is expected to be broadly in line with the third quarter, with TransAtlantic improvement offset by the impact of continuing cost pressures. For the year as a whole, operating income before exceptional items should be about 50% above 2002, but still short of the record in 2001. In 2004, we expect a generally positive trading environment and should make further progress.

TransAtlantic Market

Operating income in the third quarter at $18 million was $1 million up on the same period in 2002. Higher operating costs offset both a 4% increase in volume due to stronger North American exports and higher freight rates, up 16%. However, operating income was $5 million lower than second quarter 2003 due to higher freight rates, up 5% from the previous quarter, being more than offset by higher costs and lower volume.

Australasian Market

Operating income was $7 million in third quarter 2003, down $4 million from third quarter last year. Higher average freight rates, up 10% from third quarter last year and 2% from second quarter 2003 and efficiencies from ship network restructuring early this year were offset by lower volume, down 5% from third quarter 2002 and increased operating costs including fuel. In addition, operating income was adversely affected by a $2 million diminution in book value of the 1200 teu roll-on/roll-off ship Rotoma, which was scrapped in October.

Latin American Market

Operating income at $5 million was the same as third quarter last year, but up $1 million from $4 million in second quarter 2003. Volume was significantly higher, up more than 30% on third quarter 2002, due to the expansion of services and capacity and export trade growth. Freight rates were down 12% from third quarter 2002 and 6% from second quarter 2003 due to continuing overcapacity.

Asian Market

Operating income was $8 million, an improvement of $12 million from an operating loss of $4 million in third quarter 2002 and up $5 million from operating income of $3 million in second quarter 2003. Turnaround in performance is due to three factors. First, the termination of the loss making Asia-Europe services at the beginning of April. Second, the expansion of services and capacity in the Asia-Americas trade lane earlier this year has led to a significant increase in underlying volume, more than compensating for withdrawal from Asia-Europe. Third, average freight rates were up 7% on a comparable basis from both third quarter last year and second quarter 2003.

Other Activities

Operating income at $6 million was slightly up from $5 million in third quarter last year due to improved performance at Montreal Gateway Terminals.

Other Income Statement Items

Net interest expense at $10 million was up $2 million on third quarter 2002 and up $13 million for the nine months ended 30th September compared to the same period last year, due mainly to higher borrowings to finance the investment in ships.

Income tax expense at $1 million was down $1 million compared to third quarter last year and $2 million lower for the year to date compared with the same period last year.

Liquidity and Capital Resources

Cash from operations before exceptional item related payments was $66 million in the third quarter compared to $30 million in the same period 2002 due to increased operating income and reduced investment in non-cash working capital

Expenditure on capital assets in the third quarter was $38 million, including $31 million to purchase Cast Premier but excluding Canmar Spirit, and compares to $224 million in the same quarter last year.

During the quarter, finance was arranged for Canmar Spirit under a capital lease, which resulted in the reimbursement of $21 million of stage payments. The lease, which is similar to the financing announced in the second quarter for the sister ship, Canmar Venture, is denominated in GB pounds, for a maximum term of 25 years and covers the ship's purchase price of $54 million. To remove exchange rate risk, the lease obligations have been hedged over 25 years using a currency swap to US dollars for an effective cost of US dollar LIBOR plus 0.42%. Existing secured bank lines of credit were used to pay for Cast Premier.

Outstanding capital commitments following completion of the ship replacement program were $3 million at the end of the third quarter.

Long term debt was $720 million at 30th September 2003, up $123 million from 31st December 2002, reflecting increased borrowings to finance the ship replacement program. Net debt at 30th September 2003 was $641 million compared to $487 million at 31st December 2002.

Risk Analysis

Exchange rate risk
------------------
CP Ships' revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollar and GB pounds.

At 30th September 2003, CP Ships had hedged 100% of its forecast Canadian dollar and Euro exposures for the remainder of 2003. The Canadian dollar is hedged at an average rate of C$1.59. The Euro is hedged using put and call options such that the weighted average exposure is limited to between $1.07 to $1.15. No hedges currently exist for 2004.

Interest rate risk
------------------
At 30th September 2003, $463 million of CP Ships debt was at floating rates linked to US dollar LIBOR, including $107 million capital leases on Canmar Venture and Spirit, $196 million of senior unsecured notes previously swapped from a fixed to a floating interest rate and $160 million of bank debt. The LIBOR exposure on a further $190 million of bank debt has been fixed until 30th June 2004 at 1.49%.

Fuel price risk
---------------
During the quarter 0.4 million tonnes of fuel were consumed at an average price of $163 per tonne compared with 0.3 million tonnes at $149 per tonne in the same period last year.

For fourth quarter 2003, 25% of anticipated fuel purchases has been hedged , thereby limiting price exposure to the range $135 to $160 per tonne reference Rotterdam. No hedges currently exist for 2004.

Dividend

CP Ships' Board of Directors has declared a dividend for third quarter 2003 of $0.04 per common share, payable on 24th November 2003 to shareholders of record on 7th November 2003.

Investment Community Conference Call

Management will discuss third quarter results in a conference call and slide presentation with the investment community on Wednesday 29th October 2003 at
10.00 am EST, 3.00 pm London, UK time. The conference call and slide presentation will be webcast live through the CP Ships corporate website, www.cpships.com. The webcast will also be available in archive through 28th November 2003 on the CP Ships website.

QUARTERLY RESULTS 2003, 2002 and 2001

 Unaudited                                Q3         Q2        Q1        Q4         Q3        Q2         Q1         Q4        Q3
 US$ millions except volume             2003       2003      2003      2002       2002      2002       2002       2001      2001
------------------------------------ ---------- --------- --------- --------- ---------- ---------- --------- ---------- ----------

 Volume (teu 000s)
           TransAtlantic                 287        305       270       284        277       256        222        233       227
           Australasia                    79         73        74        87         84        86         77         90        89
           Latin America                  63         60        53        55         48        38         33         39        41
           Asia                          114        111       109       113        106       110         95         94        96
           Other                          11          9         8        11          9         8          9         12        16
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------
                                         554        558       514       550        524       498        436        468       469
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------

 Revenue
           TransAtlantic                 401        402       345       371        349       320        288        334       315
           Australasia                   133        129       117       143        132       136        120        140       136
           Latin America                  78         75        64        71         63        54         50         59        62
           Asia                          172        158       138       145        137       123        103        115       124
           Other                          33         28        22        24         23        18         17         21        26
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------
                                         817        792       686       754        704       651        578        669       663
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------

 Expenses
           TransAtlantic                 383        379       341       350        332       306        280        305       301
           Australasia                   126        122       111       130        121       130        123        133       127
           Latin America                  73         71        64        69         58        46         44         52        52
           Asia                          164        155       151       150        141       133        122        128       126
           Other                          27         25        21        21         18        15         15         16        23
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------
                                         773        752       688       720        670       630        584        634       629
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------

 Operating income/(loss)(1)
           TransAtlantic                  18         23         4        21         17        14          8         29        14
           Australasia                     7          7         6        13         11         6         (3)         7         9
           Latin America                   5          4         0         2          5         8          6          7        10
           Asia                            8          3       (13)       (5)        (4)      (10)       (19)       (13)       (2)
           Other                           6          3         1         3          5         3          2          5         3
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------
                                          44         40        (2)       34         34        21         (6)        35        34
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------

 Analysis of expenses
    Container shipping operations        625        616       565       596        558       520        474        524       519
    General and administrative           113        108        96       101         89        88         89         87        91
    Depreciation and amortization         29         29        28        30         23        20         20         23        19
    Other                                  6         (1)       (1)       (7)         0         2          1          0         0
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------
                                         773        752       688       720        670       630        584        634       629
------------------------------------ ---------- --------- ---------- -------- ---------- ---------- --------- ---------- ----------

(1) Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.

OPERATING DATA

Unaudited

 EBITDA(1)                                  Q3         Q2        Q1         Q4        Q3       Q2         Q1        Q4         Q3
 US$ millions                             2003       2003      2003       2002      2002     2002       2002      2001       2001
----------------------------------------------------------------------------------------------------------------------------------
                                            73         69        26         64        57       41         14        58         53

 Quarterly freight rate changes             Q3         Q2        Q1         Q4       Q3        Q2         Q1        Q4         Q3
 Percentage change(2)                     2003       2003      2003       2002     2002      2002       2002      2001       2001
----------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                               5          5        (1)         6       (1)       (6)        (6)       (3)        (2)
 Australasia                                 2          3         3          2        2         -         (3)       (4)        (2)
 Latin America                              (6)         1        (3)        (4)      (1)       (4)        (4)       (5)        (1)
 Asia                                        7          9        (5)         -       10         2        (10)       (5)        (8)
----------------------------------------------------------------------------------------------------------------------------------
                                             7          5        (2)         1        3        (2)        (7)       (4)        (1)
----------------------------------------------------------------------------------------------------------------------------------



 Operating lease rentals                    Q3         Q2        Q1         Q4        Q3        Q2        Q1        Q4         Q3
 US$ millions                             2003       2003      2003       2002      2002      2002      2002      2001       2001
----------------------------------------------------------------------------------------------------------------------------------

 Ships                                      44         44        40         57        52        49        52        62         77
 Containers                                 39         39        38         36        34        31        30        32         33
 Other                                      10          8         7          9         6         6         6         4          4
----------------------------------------------------------------------------------------------------------------------------------
                                            93         91        85        102        92        86        88        98        114
----------------------------------------------------------------------------------------------------------------------------------



Ships
----------------------------------------------------------------------------------------------------------------------------------
 Number of ships employed at 30th September 2003                                      88


Containers
----------------------------------------------------------------------------------------------------------------------------------
 Fleet in teu at 30th September 2003                                               445,000


(1) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                            Three months              Nine months
US$ millions except per share amounts                                              to 30th September        to 30th September
                                                                                   2003         2002        2003         2002
--------------------------------------------------------------------------- --------------- ---------- ------------ ------------

Revenue
           Container shipping operations                                            817          704       2,295           1,933

Expenses
           Container shipping operations                                            625          558       1,806           1,552
           General and administrative                                               113           89         317             266
           Depreciation and amortization of intangible assets                        29           23          86              63
           Currency exchange loss                                                     4            1           2               3
           Diminution in value of property, plant and equipment                       2            -           2               -
           Gain on disposal of property, plant and equipment                          -           (1)          -               -
                                                                            --------------- ---------- ------------ ------------
                                                                                    773           670      2,213           1,884

Operating income before exceptional items                                            44           34          82              49
           Exceptional items (note 2)                                                 -            -         (10)              -
                                                                            --------------- ---------- ------------ ------------

Operating income                                                                     44           34          72              49

           Interest expense, net                                                    (10)          (8)        (27)            (14)
           Income tax expense                                                        (1)          (2)         (4)             (6)
                                                                            --------------- ---------- ------------ ------------
Net income available to common shareholders                                         $33          $24         $41             $29
                                                                             --------------- ---------- ------------ ------------

Average number of common shares outstanding (millions) (note 3)                    89.9         89.4        89.8            83.2

Earnings per common share basic (note 3)                                          $0.37        $0.27       $0.46           $0.35

Earnings per common share diluted (note 3)                                        $0.36        $0.27       $0.44           $0.34


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                            Three months             Nine months
US$ millions                                                                       to 30th September        to 30th September
                                                                                   2003         2002        2003         2002
--------------------------------------------------------------------------- --------------- ---------- ------------ -----------

Balance, beginning of period                                                        548          508         547             509
Net income available to common shareholders                                          33           24          41              29
                                                                            --------------- ---------- ------------ ------------
                                                                                    581          532         588             538
Dividends on common shares                                                           (4)          (4)        (11)            (10)
                                                                            --------------- ---------- ------------ ------------
Balance, 30th September                                                            $577         $528        $577            $528
                                                                             --------------- ---------- ------------ ------------


See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

Unaudited                                                                            30th September            31st December
US$ millions                                                                             2003                      2002
------------------------------------------------------------------------------ -------------------------- -------------------------

Assets

Current assets
           Cash and cash equivalents                                                           79                        110
           Accounts receivable                                                                474                        526
           Prepaid expenses                                                                    57                         46
           Inventory                                                                           23                         21
                                                                               -------------------------- -------------------------
                                                                                              633                        703

Property, plant and equipment at cost                                                       1,682                      1,485
Accumulated depreciation                                                                     (405)                      (329)
                                                                               -------------------------- -------------------------
                                                                                            1,277                      1,156

Deferred charges                                                                              14                          16
Goodwill                                                                                     598                         598
Other intangible assets                                                                        9                          10
Other assets                                                                                   5                           4

                                                                               -------------------------- -------------------------
                                                                                          $2,536                      $2,487
                                                                               -------------------------- -------------------------
Liabilities and Shareholders' Equity

Current liabilities
           Accounts payable and accrued liabilities                                          545                        658
           Long-term debt due within one year (note 5)                                        20                         15
                                                                               -------------------------- -------------------------
                                                                                             565                        673
Long-term liabilities
           Long-term debt due after one year (note 5)                                        700                        582
           Future income taxes                                                                 7                          7
                                                                               -------------------------- -------------------------
                                                                                             707                        589
Shareholders' equity
           Common share capital                                                              686                        685
           Contributed surplus                                                                 6                          1
           Retained earnings                                                                 577                        547
           Cumulative foreign currency translation adjustments                                (5)                        (8)
                                                                               -------------------------- -------------------------
                                                                                           1,264                      1,225
                                                                               -------------------------- -------------------------
                                                                                          $2,536                     $2,487
                                                                               -------------------------- -------------------------


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                            Three months                Nine months
US$ millions                                                                      to 30th September          to 30th September
                                                                                   2003        2002        2003             2002
------------------------------------------------------------------------------ ------------ ---------   ----------- ---------------

Operating activities
     Net income for period                                                           33           24         41               29
     Depreciation and amortization of intangible assets                              29           23         86               63
     Exceptional items                                                                -            -         10                -
     Amortization of and write-off of deferred charges                                1           (1)         3                1
     Diminution in value of property, plant and equipment                             2            -          2                -
     Gain on disposal of property, plant and equipment                                -           (1)         -                -
     Restricted share awards                                                          2            -          5                -
     Other                                                                           (3)          (2)         -               (1)
                                                                               ------------ ---------   ----------- ---------------
                                                                                     64           43        147               92
     Decrease/(increase) in non-cash working capital                                  2          (13)       (77)             (35)
                                                                               ------------ ---------   ----------- ---------------
     Cash flow from operations before exceptional item related
     payments                                                                        66           30         70               57
     Exceptional item related payments                                               (3)          (2)        (7)             (11)
                                                                               ------------ ---------   ----------- ---------------
Cash flow from operations                                                            63           28         63               46

Financing activities
     Increase in share capital                                                        1           88          1               88
     Increase in long-term debt                                                      30          386        104              421
     Repayment of long-term debt                                                    (68)        (199)       (91)            (207)
     Repayment of Italia short-term debt                                              -          (11)         -              (11)
     Deferred charges                                                                 -           (7)        (1)              (9)
     Reimbursement of ship stage payments                                            21            -         43                -
     Common share dividends paid                                                     (4)          (4)       (11)             (10)
                                                                               ------------ ---------   ----------- ---------------
     Cash inflow from financing activities                                          (20)         253         45              272

Investing activities
     Additions to property, plant and equipment                                     (38)        (224)      (141)            (281)
     Acquisition of business                                                          -          (40)         -              (40)
     Proceeds from disposals of property, plant and equipment                         -            -          2                4
                                                                               ------------ ---------   ----------- ---------------
     Cash outflow from investing activities                                         (38)        (264)      (139)            (317)

Cash position*
     Increase/(decrease) in cash and cash equivalents                                 5           17        (31)               1
     Cash and cash equivalents at beginning of period                                74          100        110              116

                                                                               ------------ ---------   ----------- ---------------
     Cash and cash equivalents at end of period                                     $79         $117        $79             $117
                                                                               ------------ ---------   ----------- ---------------

See accompanying notes to consolidated financial statements
* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months

SEGMENT INFORMATION

Unaudited                                                                       Three months                      Nine months
US$ millions except volume                                                    to 30th September               to 30th September
                                                                              2003          2002              2003          2002
----------------------------------------------------------------------------------------------------------------------------------

Volume (teu 000s)
    TransAtlantic                                                              287           277               862           755
    Australasia                                                                 79            84               226           247
    Latin America                                                               63            48               176           119
    Asia                                                                       114           106               334           311
    Other                                                                       11             9                28            26
                                                                            ------------------------------------------------------
                                                                               554           524              1626         1,458
                                                                            ------------------------------------------------------
Revenue
    TransAtlantic                                                              401           349             1,148           957
    Australasia                                                                133           132               379           388
    Latin America                                                               78            63               217           167
    Asia                                                                       172           137               468           363
    Other                                                                       33            23                83            58
                                                                            ------------------------------------------------------
                                                                              $817          $704            $2,295        $1,933
                                                                            ------------------------------------------------------
Expenses
    TransAtlantic                                                              383           332             1,103           918
    Australasia                                                                126           121               359           374
    Latin America                                                               73            58               208           148
    Asia                                                                       164           141               470           396
    Other                                                                       27            18                73            48
                                                                            ------------------------------------------------------
                                                                              $773          $670            $2,213         $1884
                                                                            ------------------------------------------------------
Operating income/(loss)(1)
    TransAtlantic                                                               18            17                45            39
    Australasia                                                                  7            11                20            14
    Latin America                                                                5             5                 9            19
    Asia                                                                         8            (4)               (2)          (33)
    Other                                                                        6             5                10            10
                                                                            ------------------------------------------------------
                                                                               $44           $34               $82           $49
                                                                            ------------------------------------------------------


(1) Before exceptional items (note 2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  Basis of Presentation

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, historically, consolidated revenue and operating income have generally been lower during the first quarter.

2.  Exceptional Items

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3.  Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method.


                                                                                  Three months                   Nine months
(millions of shares)                                                            to 30th September            to 30th September
                                                                                2003         2002           2003            2002
-------------------------------------------------------------------------- -------------- ------------ ------------- -------------

Weighted average number of common shares used in calculating basic
earnings per share                                                              89.9         89.4           89.8            83.2

Effect of dilutive securities - stock options                                    1.3          1.1            1.0             1.1
  - unvested restricted shares                                                   1.7            -            1.7               -

Weighted average number of common shares used in calculating diluted
earnings per share                                                              92.9         90.5           92.5            84.3



4.  Stock-Based Compensation

During 2003, the company granted senior employees 1,589,333 stock options and 1,059,579 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria. In addition, under the terms of the Directors Stock Option Plan, 24,000 stock options have been granted in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

4.  Stock-Based Compensation (continued)

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,613,333 options granted to employees and directors in the nine months ended 30th September 2003 (179,000 in the nine months ended 30th September 2002) with the following assumptions:

         Dividend yield                        1.4%
         Volatility                           30.0%
         Risk-free interest rate               4.5%
         Expected life (years)                   5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

                                                                            Three months                  Nine months
US$ millions except per share amounts                                     to 30th September           to 30th September
                                                                          2003         2002          2003            2002
------------------------------------------------------------------ -------------- ------------- ------------- ---------------

Net income available to common shareholders
                     As reported                                           $33           $24           $41             $29
                     Pro forma                                             $33           $24           $40             $29

Earnings per common share - basic
                     As reported                                         $0.37         $0.27         $0.46           $0.35
                     Pro forma                                           $0.37         $0.27         $0.45           $0.35

Earnings per common share - diluted
                     As reported                                         $0.36         $0.27         $0.44           $0.34
                     Pro forma                                           $0.36         $0.27         $0.43           $0.34


Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

The company has recognized compensation expense of $6 million for the nine months ended 30th September 2003 and $2 million for the three months ended 30th September 2003 (nil for the three and nine months ended 30th September
2002) relating to restricted share awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

5.  Long-Term Debt

                                                                                    30th September            31st December
US$ millions                                                                             2003                      2002
----------------------------------------------------------------------------- -------------------------- -------------------------

Bank loans                                                                                350                        326
Long-term loans                                                                            39                         45
Ten-year senior notes                                                                     196                        196
Capital leases and other                                                                  135                         30
                                                                              -------------------------- -------------------------
                                                                                          720                        597
                                                                              -------------------------- -------------------------
Amounts due within one year                                                               (20)                       (15)
                                                                              -------------------------- -------------------------
Amounts due after one year                                                               $700                       $582
                                                                              -------------------------- -------------------------

Capital leases consist of ship leases of $107 million (31st December 2002:
nil) and container leases and other of $28 million (31st December 2002: $30 million). The ship lease obligations bear interest at GBP LIBOR plus 0.2% and expire in 2028.

                                    -ends-


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 88 ships and 445,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.



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